Exhibit 10.2

[The Coca-Cola Company Letterhead]

Maria Elena Lagomasino

April 27, 2017

Mr. James Quincey

The Coca-Cola Company

Dear James,

We are delighted to confirm your new position as President and Chief Executive Officer, Job Grade 26, with an effective date of May 1, 2017. The information contained in this letter provides details of your new position.

•	Your principal place of assignment will be Atlanta, Georgia.

•	Your annual base salary for your new position will be $1,300,000.

•	You will continue to be eligible to participate in the annual Performance Incentive Plan. The target annual incentive for a Job Grade 26 is 200% of annual base salary. Your 2017 Annual Incentive Award will be prorated for the time spent in the Chief Operating Officer and Chief Executive Officer roles. The actual amount of an incentive award may vary and is based on individual performance and the financial performance of the Company. Awards are made at the discretion of the Compensation Committee of the Board of Directors. The plan may be modified from time to time.

•	You will continue to be eligible to participate in The Coca-Cola Company’s Long-term Incentive program. Awards are made at the discretion of the Compensation Committee of the Board of Directors. You will be eligible to receive long-term incentive awards within guidelines for the job grade assigned to your position and based upon your personal performance, Company performance, and leadership potential to add value to the Company in the future. As a discretionary program, the award timing, frequency, size and mix of award vehicles are variable.

•	You are expected to continue to acquire and maintain share ownership pursuant to the Company’s share ownership guidelines at a level equal to eight times your base salary. As part of the Company’s ownership expectations, you have until December 31, 2019 to achieve this level of ownership. You will be asked to provide information in December each year on your progress toward your ownership goal, and that information will be reviewed with the Compensation Committee of the Board of Directors the following February.

•	You will cease to participate in the international service program effective as of May 1, 2017, and all allowances will end as of that date. Tax preparation services provided through the Company’s standard vendor will be provided for 2017 and an additional period of two years, with additional years provided only if such services would be provided under the standard international service program. In addition, expenses for your shipment of goods must be finalized by the end of 2018.

April 27, 2017

•	You will be able to utilize the Company owned aircraft for business and reasonable personal use. Any personal use of the aircraft by you or your immediate family members will result in imputed taxable income. There will be no tax gross-ups for you or your immediate family regarding personal aircraft use.
•	You will continue to be eligible for the Company’s Financial Planning program which provides reimbursement of certain financial planning services, up to $13,000 at Job Grade 26 annually, subject to taxes and withholding.

•	You will continue to be eligible for the Emory Executive Health benefit which includes a comprehensive physical exam and one-on-one medical and lifestyle management consultation.

•	This letter is provided as information and does not constitute an employment contract.

James, we are delighted for you to serve as our Company’s President and Chief Executive Officer and believe your combination of skills, ability and experience are ideal to lead the Company during this important time.

Sincerely,

/s/ Maria Elena Lagomasino

Maria Elena Lagomasino

Chairman of the Compensation Committee